SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                               (Amendment No. 3)*


                              Hardin Bancorp, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   411819-10-5
                               ------------------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the  appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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CUSIP NO.  411819 10 5                                         Page 2 of 5 Pages



================================================================================
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)

                  Hardin Bancorp, Inc.
                  Employee Stock Ownership Trust
                  IRS ID No.  43-1719104
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Missouri
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER

                                         51,828
                              --------------------------------------------------
         NUMBER OF            6       SHARED VOTING POWER
          SHARES
       BENEFICIALLY                       32,812
         OWNED BY             --------------------------------------------------
           EACH               7       SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                       84,640
                              --------------------------------------------------
                              8       SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  84,640
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  10.28% of 823,560 shares of Common Stock outstanding as of December 31, 1998.
--------------------------------------------------------------------------------
12       TYPE IN REPORTING PERSON*

                  EP
================================================================================



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CUSIP NO.  411819 10 5                                         Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Hardin Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  2nd & Elm Street
                  Hardin, Missouri  64035

Item 2(a).        Name of Person Filing:

                  Hardin Bancorp, Inc.
                  Employee Stock Ownership Trust
                  Trustee: First Bankers Trust Company, N.A.

Item 2(b).        Address of Principal Business Office:

                  2321 Koch's Lane
                  Quincy, Illinois 62301

Item 2(c).        Citizenship or Place of Organization:

                  Missouri

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  411819 10 5

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Filing Person is a:

                  (f) |X| This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  As of December 31, 1998, the reporting person beneficially owned 84,640 shares of the Issuer. This number of shares represents 10.28% of the common stock, par value $.01 per shares, of the Issuer, based upon 823,560 shares of such common stock outstanding as of


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CUSIP NO.  411819 10 5                                         Page 4 of 5 Pages



                  December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 51,828 shares and shared power to vote or to direct the vote 32,812 of the shares. The reporting person has sole power to dispose or to direct the disposition of 84,640 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of  More  Than  Five  Percent on  Behalf  of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO.  411819 10 5                                         Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 4, 1999                             HARDIN BANCORP, INC. EMPLOYEE
                                                   OWNERSHIP TRUST


                                                   /s/ Carmen Walch
                                                   -----------------------------
                                                   By:  Carmen Walch
                                                        Trust Officer